UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PROLONG INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

743409-10-4

(CUSIP Number)

Marshall S. Geller

St. Cloud Capital Partners, LP

10866 Wilshire Boulevard, Suite 1450

Los Angeles, California 90024

(310) 475-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

W. Alex Voxman

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

February 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 206013104	Page 2 of 18

1	NAME OF REPORTING PERSON St. Cloud Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,999,492 shares* 8 SHARED VOTING POWER 3,999,492 shares* 9 SOLE DISPOSITIVE POWER 3,999,492 shares* 10 SHARED DISPOSITIVE POWER 3,999,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,492 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IV, PN

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 3 of 18

1	NAME OF REPORTING PERSON SCGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,999,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,999,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,492 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON OO

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 4 of 18

1	NAME OF REPORTING PERSON St. Cloud Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,999,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,999,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,492 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON OO

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 5 of 18

1	NAME OF REPORTING PERSON Marshall S. Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,999,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,999,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,492 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 6 of 18

1	NAME OF REPORTING PERSON Cary Fitchey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,999,492 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,999,492 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,492 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 7 of 18

1	NAME OF REPORTING PERSON Bedford Oak Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 337,265 shares* 8 SHARED VOTING POWER 337,265 shares* 9 SOLE DISPOSITIVE POWER 337,265 shares* 10 SHARED DISPOSITIVE POWER 337,265 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,265 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IV, PN

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 8 of 18

1	NAME OF REPORTING PERSON Bedford Oak Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 337,265 shares* 8 SHARED VOTING POWER 337,265 shares* 9 SOLE DISPOSITIVE POWER 337,265 shares* 10 SHARED DISPOSITIVE POWER 337,265 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,265 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IV, CO

*	See response to Item 5(a).

SCHEDULE 13D

CUSIP No. 206013104	Page 9 of 18

1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 674,530 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 674,530 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,530 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) to that certain Schedule 13D, dated December 4, 2003 (the “Schedule 13D”), relates to the common stock, $0.001 par value per share (the “Common Stock”), of Prolong International Corporation, a Nevada corporation (the “Company”), with its principal executive offices located at 6 Thomas, Irvine, California 92618. The Company’s Common Stock is listed on the American Stock Exchange.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by the following persons:

(i) St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud Partners”), SCGP, LLC, a Delaware limited liability company (“SCGP”), St. Cloud Capital, LLC, a California limited liability company (“St. Cloud Capital”), Marshall S. Geller, an individual (“Mr. Geller”), and Cary Fitchey, an individual (“Mr. Fitchey”, and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, “St. Cloud”); and

(ii) Bedford Oak Capital, L.P., a Delaware limited partnership (“Bedford I”), Bedford Oak Offshore, Ltd., a Cayman Islands company (“Bedford II”), and Harvey P. Eisen, an individual (“Mr. Eisen”, and collectively with Bedford I and Bedford II, “Bedford”).

St. Cloud and Bedford are referred to herein collectively as the “Reporting Persons.”

(b) (i) The address of the principal business of each of St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(ii) The address of the principal business of each of Bedford I, Bedford II and Mr. Eisen is 100 South Bedford Road, Mount Kisco, New York 10549.

(c) (i) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

(ii) The principal business of Bedford I and Bedford II is to invest in companies. The principal business of Mr. Eisen is investment management, including the management of Bedford I and Bedford II.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller, Mr. Fitchey and Mr. Eisen are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

THE SECURITIES PURCHASE AGREEMENT

On November 24, 2003, the Company, St. Cloud Partners, Prolong Super Lubricants, Inc., a Nevada corporation (“Prolong Sub”), Prolong International Holdings Ltd., a Cayman Islands company (“Cayman Sub I”), Prolong International Ltd., a Cayman Islands company (“Cayman Sub II”, and collectively with the Company, Prolong Sub and Cayman Sub I, the “Credit Parties”), Bedford I, Bedford II, and Aspen Ventures LLC, a New York limited liability company (“Aspen Ventures”, and collectively with St. Cloud Partners, Bedford I, and Bedford II, the “Purchasers”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the following transactions occurred:

(a) St. Cloud Partners purchased (i) a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $2,050,000 (the “St. Cloud Note”) and (ii) a Common Stock Purchase Warrant to purchase 4,885,492 shares of Common Stock of the Company (the “St. Cloud Warrant”) for an aggregate purchase price of $293,129.52. The Purchase Agreement, the St. Cloud Note and the St. Cloud Warrant are attached to the Schedule 13D as Exhibits 10.1, 10.5 and 10.6, respectively, and are incorporated by reference herein. The funds to purchase the St. Cloud Note and the St. Cloud Warrant were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

(b) Bedford I purchased (i) a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $162,500 (the “Bedford I Note”) and (ii) a Common Stock Purchase Warrant to purchase 387,265 shares of Common Stock of the Company (the “Bedford I Warrant”) for an aggregate purchase price of $23,235.90. The funds to purchase the Bedford I Note and the Bedford I Warrant were obtained from working capital of Bedford I.

(c) Bedford II purchased (i) a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $162,500 (the “Bedford II Note”) and (ii) a Common Stock Purchase Warrant to purchase 387,265 shares of Common Stock of the Company (the “Bedford II Warrant”) for an aggregate purchase price of $23,235.90. The funds to purchase the Bedford II Note and the Bedford II Warrant were obtained from working capital of Bedford II.

(d) Aspen Ventures purchased (i) a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $125,000 (the “Aspen Note”) and (ii) a Common Stock Purchase Warrant to purchase 297,896 shares of Common Stock of the Company (the “Aspen Warrant”) for an aggregate purchase price of $17,873.76.

The Bedford I Note, the Bedford I Warrant, the Bedford II Note, the Bedford II Warrant, the Aspen Note and the Aspen Warrant are substantially identical in form to the St. Cloud Note and the St. Cloud Warrant (other than the principal amount of each note and the number of shares underlying each warrant), as applicable, attached as exhibits to the Schedule 13D.

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

On August 11, 2004, the Purchase Agreement was amended pursuant to that certain Amendment to Securities Purchase Agreement (the “Purchase Agreement Amendment”) by and among the Credit Parties and the Purchasers. Under the Purchase Agreement Amendment, among other things, the following transactions occurred:

(a) St. Cloud Partners purchased a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $205,000 (the “St. Cloud Additional Note”). The funds to purchase the St. Cloud Additional Note were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

(b) Bedford I purchased a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $16,250 (the “Bedford I Additional Note”). The funds to purchase the Bedford I Additional Note were obtained from working capital of Bedford I.

(c) Bedford II purchased a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $16,250 (the “Bedford II Additional Note”). The funds to purchase the Bedford II Additional Note were obtained from working capital of Bedford II.

(d) Aspen Ventures purchased a Secured Promissory Note of Prolong Sub in the aggregate principal amount of $12,500 (the “Aspen Additional Note”).

The Purchase Agreement Amendment is attached hereto as Exhibit 1 and is incorporated by reference herein.

PROPOSED CAPITAL RESTRUCTURING OF THE COMPANY

As described in more detail in Item 4, St. Cloud Capital and the lessor under the lease for the Company’s principal executive offices have proposed a restructuring of the Company’s capitalization as described in a non-binding proposal letter addressed to the Company’s Board of Directors (the “Proposal Letter”). Pursuant to the Proposal Letter, St. Cloud Partners would, among other things exercise the St. Cloud Warrant to acquire 3,999,492 shares of Common Stock at the stated exercise price of $0.06 per share. It is anticipated that, should the restructuring be consummated as outlined in the Proposal Letter, the funds to purchase the Common Stock pursuant to the exercise of the St. Cloud Warrant would be obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

If the restructuring is implemented, Bedford I and Bedford II would also exercise in full their respective warrants. In addition, Bedford I, Bedford II and Aspen Ventures would convert their respective promissory notes on the same terms as St. Cloud. To fund the purchase of Common Stock through the exercise of the warrants, both Bedford I and Bedford II would utilize working capital.

As described in more detail in Item 4, the Proposal Letter also contemplates an equity investment in the Company of approximately $650,000 from Barry Goldfarb or an affiliate thereof and lease concessions (in the amount of approximately $406,000) from President Properties and Euclid Plaza (the lessor under the lease for the Company’s principal executive offices) in exchange for shares of the Company’s common stock.

ITEM 4. PURPOSE OF TRANSACTION.

THE SECURITIES PURCHASE AGREEMENT

As discussed in more detail in Item 3 above and in the Schedule 13D filed on November 24, 2003 (the “Schedule 13D”), the Company and its affiliates entered into the Purchase Agreement with the Purchasers to obtain new financing. The financing consisted of the sale of secured promissory notes by Prolong Sub to the Purchasers in the aggregate principal amount of $2,500,000, bearing interest at 8% for 6 months and 14% thereafter, and maturing in November 2008, and the issuance of warrants to purchase an aggregate of 5,957,918 shares of common stock of the Company for a purchase price of $0.06 per share. The secured promissory notes are secured by all of the assets of the Company and Prolong Sub pursuant to a Pledge and Security Agreement described. In addition, the obligations of Prolong Sub under the secured promissory notes are guaranteed by the Company pursuant to a Guaranty. For more detailed descriptions of the Pledge and Security Agreement, the Guaranty and the Investors’ Rights Agreement, see the Schedule 13D.

THE AMENDMENT TO SECURITIES PURCHASE AGREEMENT

On August 11, 2004, the Purchase Agreement was amended pursuant to the Purchase Agreement Amendment. Under the terms of the Purchase Agreement Amendment, the Company obtained loans in the aggregate principal amount of $250,000 from the Purchasers pursuant to secured promissory notes, which bear interest at 8% per annum and are due and payable on November 24, 2008. For additional information regarding the promissory notes issued to the Purchasers in connection with the Purchase Agreement Amendment, see Item 3 above.

Additionally, the Purchase Agreement Amendment provides that the Company will remit to the Purchasers, on a pro-rata basis, fifty percent of the proceeds in excess of the Company’s cost basis which are received by the Company from sales of its holdings of common stock and warrants to purchase common stock of Oryxe Energy International, Inc. (“Oryxe”), immediately upon such sale. Furthermore, the Company agreed to remit to the Purchasers fifty percent of the proceeds from the sale or license of the Company’s license and development rights with Oryxe for certain Oryxe technology and to pay to the Purchasers a portion of the net revenues received from sales of products that incorporate technology or other rights covered by a license agreement with Oryxe.

The Purchase Agreement Amendment also provided that (i) the applicability of financial covenants in the Purchase Agreement shall be postponed until after December 31, 2005, (ii) the schedule of interest payments under the secured promissory notes issued pursuant to the Agreement was adjusted, (iii) the payment of royalty payments under the Purchase Agreement was postponed until March 31, 2005 and (iv) the warrants issued pursuant to the Purchase Agreement would only become exercisable for an additional ten percent of the Company’s outstanding shares of common stock upon a payment default by the Company under the notes issued pursuant to the Purchase Agreement (and not other events of default).

THE PROPOSED CAPITAL RESTRUCTURING OF THE COMPANY

Pursuant to a non-biding proposal letter (the “Proposal Letter”), St. Cloud Capital has submitted to the Board of Directors of the Company a proposal for the potential capital restructuring of the Company. The Proposal Letter is attached hereto as Exhibit 2 and is incorporated by reference herein. The transactions contemplated by the Proposal Letter are subject to, among other things, (i) acceptance of the proposal by the Company and (ii) negotiation and execution of definitive agreements on terms satisfactory to St. Cloud and the Company and the other parties to the proposed restructuring. In addition, as discussed below, certain of transactions contemplated by the Proposal Letter may require approval by the Company’s shareholders.

The Proposal Letter contemplates a two phase restructuring plan for the Company. In Phase I of the restructuring, St Cloud Partners would exercise the St. Cloud Warrant to purchase 3,999,492 shares of Common Stock at the stated exercise price of $0.06 per share, and Barry Goldfarb, an individual (“Mr. Goldfarb”) or an affiliate, would purchase approximately 6,830,000 newly issued shares of Common Stock from the Company at a purchase price of $0.095 per share, for an aggregate purchase price of approximately $650,000. In addition, President Properties and Euclid Plaza, LLC, the lessor under the lease of the Company’s principal executive offices (the “Lessor”), would agree to amend the terms of such lease to substantially reduce the Company’s monthly lease payment. The aggregate amount by which the Company’s lease payments would be reduced over the remaining lease term as a result of the proposed lease amendment is approximately $406,000 and, in exchange for such reduction, the Company would issue approximately 4,266,947 shares of Common Stock to the Lessor.

The consummation of Phase I of the restructuring would be conditioned upon the negotiation and execution of definitive agreements and the conditions set forth therein, including (a) the resignation of Elton Alderman as Chief Executive Officer of the Company, and the appointment of Bill Carlson as acting Chief Executive Officer, (b) the appointment of Nico Rosier as acting Chief Operating Officer and Chief Financial Officer, (c) the appointment of Tom Billstein as Vice President of Administration, and (d) the appointment of Bob Lautz as Non-Executive Chairman.

In Phase II of the restructuring, subject to receipt of shareholder approval, St Cloud Partners would convert all amounts outstanding under the St. Cloud Note and the St. Cloud Additional Note into Common Stock at a conversion rate of $0.095 per share. In addition, St Cloud Partners would relinquish its right to the Oryxe profit participation described above under “The Amendment to Securities Purchase Agreement.”

The Proposal Letter also contemplates the following:

•   the Company would use all proceeds raised through the restructuring for working capital purposes, and the disbursement of such proceeds would require the approval of either Nico Rosier, as the acting Chief Financial Officer, or Bob Lautz, in his capacity as Non-Executive Chairman;

•   the Company would be required to file a Registration Statement covering all shares of Common Stock issued in connection with the restructuring and would use its best efforts to have such Registration Statement declared effective within ninety (90) days after the closing of the restructuring;

•   the Company would furnish to St. Cloud Partners on an ongoing basis such financial information as it reasonably requests; and

•   the number of directors of the Company would be increased from seven to nine, and St Cloud Partners would have the right to appoint both of the new directors (which would be in addition to the two directors which St. Cloud Partners already has the right to appoint pursuant to the Investors’ Rights Agreement described in the Schedule 13D).

If the restructuring contemplated by the Proposal Letter is implemented, Bedford I and Bedford II would also exercise in full their respective warrants. Furthermore, Bedford I, Bedford II and Aspen Ventures would convert their respective promissory notes in full on the same terms as St. Cloud Partners would convert its promissory notes.

Assuming the capital restructuring is implemented as described above, St. Cloud Partners would hold approximately 33,400,000 shares, or 40%, of the Common Stock on a fully-diluted basis, and St. Cloud Partners, Bedford I, Bedford II, Aspen Ventures, the Lessor and Mr. Goldfarb would collectively hold approximately 40,000,000 shares, or 54%, of the Common Stock on a fully-diluted basis.

The Reporting Persons have advised the Company that the Proposal Letter will terminate on Friday, February 25, although the Reporting Persons may elect to extend such termination date in their discretion. If the Company executes the Proposal Letter prior to the termination thereof, its terms will not be binding on the Company or the Reporting Persons that have executed the Proposal Letter (and consummation of the transactions contemplated by the Proposal Letter would remain subject to execution of definitive agreements and the other conditions described herein and in such definitive agreements), except that the Company would be obligated pay the expenses incurred by the Reporting Persons with respect to the proposed recapitalization. The Reporting Persons reserve the right to amend, replace or withdraw the proposal outlined in the Proposal Letter, in whole or in part, at any time in their sole discretion. Any such amendment or replacement proposal may relate to, or result in, any one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D.

Whether or not any of the transactions contemplated by the Proposal Letter (or any amended or modified proposal) are consummated, the Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to exercise all or a portion of the warrants held by them and/or increase or decrease the size of their investment in the Company.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) (1) Pursuant to the Purchase Agreement, St. Cloud Partners acquired the St. Cloud Warrant to purchase 4,885,492 shares of Common Stock for an exercise price of $0.06 per share. St. Cloud Partners has exercised the St. Cloud Warrant to purchase, and subsequently sell, a total of 886,000 shares of Common Stock, and has the right to purchase an additional 3,999,492 shares under the warrant. Assuming further exercise of the St. Cloud Warrant, following the issuance of such shares, based on an assumed 33,520,405 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares constitute 10.7% of the Common Stock.

The Reporting Persons are generally coordinating their activities — presently, on an informal, unwritten basis — with respect to the proposed capital restructuring of the Company described in this Amendment. Such coordination includes, among other things, decisions regarding the acquisition and disposition of shares of Common Stock. Accordingly, each Reporting Person may be deemed to beneficially own the shares held by the other Reporting Persons. Assuming exercise in full by the Reporting Persons of their respective warrants, they would collectively hold 4,674,022 shares, or 12.2%, of the Common Stock (excluding outstanding options and warrants). Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that St. Cloud Partners is the beneficial owner of the securities held by any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Pursuant to the Investors’ Rights Agreement described in Items 4 and 6 of the Schedule 13D, certain executives of the Company are required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by them and their affiliates in favor of the designees of St. Cloud Partners for election to the Company’s board. Accordingly, St. Cloud Partners may be deemed to share voting power over the shares of Common Stock owned by the executives. The executives own an aggregate of 5,425,900 shares of Common Stock (which includes (A) 3,896,600 shares of Common Stock beneficially owned by Elton Alderman, (B) 1,504,300 shares of Common Stock beneficially owned by Thomas Billstein, and (C) 25,000 shares of Common Stock beneficially owned by Nico Rosier) according to the Company’s Definitive Proxy Statement filed on November 12, 2004, which represents approximately 16.2% of the Company’s outstanding Common Stock based on an assumed 33,520,405 shares of Common Stock outstanding (and excluding outstanding options and warrants). Assuming exercise of the St. Cloud Warrant as described above, following the issuance of such shares, such shares combined with the shares beneficially owned by the executives would number 9,425,392, which would then constitute approximately 25.1% of the Common Stock. St. Cloud Partners expressly disclaims any admission that it has beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 3,999,492 shares of Common Stock with respect to which it possesses sole dispositive power.

(a) (2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the 3,999,492 shares of Common Stock owned by St. Cloud Partners, as well as the 4,674,022 shares which SCGP may be deemed to beneficially own by virtue of its arrangements with the other Reporting Persons relating to the proposed recapitalization. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities of any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (3) St. Cloud Capital provides management services to St. Cloud Partners and advice to SCGP and may be deemed to beneficially own the 3,999,492 shares of Common Stock owned by St. Cloud Partners and/or SCGP, as well as the 4,674,022 shares which St. Cloud Partners and/or SCGP may be deemed to beneficially own by virtue of its arrangements with the other Reporting Persons relating to the proposed recapitalization. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities of any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (4) In Mr. Geller’s capacity as a co-founder and senior manager of SCGP, Mr. Geller shares indirect voting and dispositive power with respect to the 3,999,492 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners, as well as the 4,674,022 shares which St. Cloud Partners may be deemed to beneficially own by virtue of its arrangements with the other Reporting Persons relating to the proposed recapitalization. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities of any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (5) In Mr. Fitchey’s capacity as senior manager of SCGP, Mr. Fitchey shares indirect voting and dispositive power with respect to the 3,999,492 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners, as well as the 4,674,022 shares which St. Cloud Partners may be deemed to beneficially own by virtue of its arrangements with the other Reporting Persons relating to the proposed recapitalization. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Mr. Fitchey is the beneficial owner of the securities of any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (6) Pursuant to the Purchase Agreement, Bedford I acquired the Bedford I Warrant to purchase 337,265 shares of Common Stock for an exercise price of $0.06 per share. Assuming exercise of the Bedford I Warrant, following the issuance of such shares, based on an assumed 33,520,405 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares constitute 1.0% of the Common Stock.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Bedford I is the beneficial owner of the securities held by any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (7) Pursuant to the Purchase Agreement, Bedford II acquired the Bedford II Warrant to purchase 337,265 shares of Common Stock for an exercise price of $0.06 per share. Assuming exercise of the Bedford II Warrant, following the issuance of such shares, based on an assumed 33,520,405 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares constitute 1.0% of the Common Stock.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Bedford II is the beneficial owner of the securities held by any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a) (8) In Mr. Eisen’s capacity as Chairman and Managing Partner of Bedford I and Bedford II, Mr. Eisen shares indirect voting and dispositive power with respect to the 674,530 shares of Common Stock deemed to be beneficially owned by Bedford I and Bedford II, as well as the 4,674,022 shares which Bedford I and Bedford II may be deemed to beneficially own by virtue of their arrangements with the other Reporting Persons relating to the proposed recapitalization. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Mr. Eisen is the beneficial owner of the securities of any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming exercise of the warrants:

(b) (1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 3,999,492 shares of Common Stock, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (2) SCGP, as the general partner of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,999,492 shares of Common Stock owned by St. Cloud Partners, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,999,492 shares of Common Stock owned by St. Cloud Partners and/or SCGP, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (4) Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,999,492 shares of Common Stock owned by St. Cloud Partners, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (5) Mr. Fitchey, as senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,999,492 shares of Common Stock owned by St. Cloud Partners, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (6) Bedford I has sole power to vote or to direct the vote and dispose or to direct the disposition of 337,265 shares of Common Stock, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (7) Bedford II has sole power to vote or to direct the vote and dispose or to direct the disposition of 337,265 shares of Common Stock, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(b) (8) Mr. Eisen, as Chairman and Managing Partner of both Bedford I and Bedford II, shares the power to vote or to direct the vote and dispose or to direct the disposition of 674,530 shares of Common Stock owned by Bedford I and Bedford II, and may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 4,674,022 shares of Common Stock collectively owned by all the Reporting Persons.

(c) On December 22, 2004, St. Cloud Partners sold, in a broker’s transaction, 508 shares of Common Stock at a price of $0.23 per share through the American Stock Exchange. Except for the foregoing, there has not occurred, to the knowledge of the Reporting Persons, any transaction of the type described in paragraph (c) of Item 5 of Schedule 13D.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change has occurred to this item of the Schedule 13D, except as described in Items 3 and 4 above. In addition, a description of the material provisions of the Proposal Letter is set forth in Items 3 and 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Amendment to Securities Purchase Agreement, dated as of August 11, 2004, by and among St. Cloud Partners, the Company, Cayman Sub I, Cayman Sub II, Bedford I, Bedford II and Aspen Ventures.

Exhibit 2.	Proposal letter, dated February 15, 2005, from St. Cloud Capital, President Properties and Euclid Plaza, LLC, addressed to the Board of Directors of the Company.

Exhibit 3.	Joint Filing Agreement, dated as of February 23, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller, Mr. Fitchey, Bedford I, Bedford II and Mr. Eisen.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2005	ST. CLOUD CAPITAL PARTNERS, LP

	By:	SCCP, LLC
	Its:	General Partner

	By:	/s/ Marshall S. Geller
	Name:	Marshall S. Geller
	Title:	Senior Managing Member

Dated: February 23, 2005	SCGP, LLC

	By:	/s/ Cary Fitchey
	Name:	Cary Fitchey
	Title:	Managing Member

Dated: February 23, 2005	ST. CLOUD CAPITAL, LLC

	By:	/s/ Cary Fitchey
	Name:	Cary Fitchey
	Title:	Managing Member

Dated: February 23, 2005	MARSHALL S. GELLER

	By:	/s/ Marshall S. Geller
Marshall S. Geller

Dated: February 23, 2005	CARY FITCHEY

	By:	/s/ Cary Fitchey
Cary Fitchey

Dated: February 23, 2005	BEDFORD OAK CAPITAL, L.P.

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Partner

S-1

Dated: February 23, 2005	BEDFORD OAK OFFSHORE, LTD.

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Partner

Dated: February 23, 2005	HARVEY P. EISEN

	By:	/s/ Harvey P. Eisen
Harvey P. Eisen

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EXHIBIT INDEX

Exhibit 1.	Amendment to Securities Purchase Agreement, dated as of August 11, 2004, by and among St. Cloud Partners, the Company, Cayman Sub I, Cayman Sub II, Bedford I, Bedford II and Aspen Ventures.

Exhibit 2.	Proposal letter, dated February 15, 2005, from St. Cloud Capital, President Properties and Euclid Plaza, LLC, addressed to the Board of Directors of the Company.

Exhibit 3.	Joint Filing Agreement, dated as of February 23, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller, Mr. Fitchey, Bedford I, Bedford II and Mr. Eisen.